August 27, 2008

James B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hospira, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 1-31946

Dear Mr. Rosenberg:

We respectfully submit this letter in response to the additional comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission received by facsimile dated July 16, 2008 related to Hospira’s Form 10-K for the fiscal year ended December 31, 2007.

Set forth in bold below are each of the Staff’s comments, which are numbered as set forth in the Staff’s comment letter, followed by our corresponding responses.

Financial Statements

Note 2 — Acquisitions and Dispositions, page 71

Mayne Pharma Acquisition, page 71

1.                   We acknowledge your response to prior comment 1.  It is still unclear to us why no value was assigned to customer relationships for your injectable pharmaceuticals.  Please address the following:

•                  In your response you stated that you did not recognize customer relationships for generic specialty injectable pharmaceuticals since the purchasing decisions are largely driven by cost considerations rather than customer relationships.  You also stated that the generic specialty products are purchased by hospitals, clinics, nursing homes, doctor’s offices, etc.  Please tell us why you do not

Thomas E. Werner
Hospira, Inc.	Senior Vice President, Finance and
275 North Field Drive	Chief Financial Officer
Lake Forest, IL 60045	Phone: (224) 212-2941
T 224.212.2000	Fax: (224) 212-2086
www.hospira.com	Thomas.Werner@hospira.com

Mr. James B. Rosenberg

August 27, 2008

believe that your relationships with your institutional customers represent customer relationships as defined in the glossary to Appendix F of SFAS 141 which states that a customer relationship exists between an entity and its customers if the entity has information about the customer and has regular contract with the customer and the customer has the ability to make direct contact with the entity.  Please also tell us the value assigned to the customer lists for generic specialty injectable drugs by major market or tell us why no value was assigned.

•                  In your response you stated that you did not recognize any customer relationships for the generic injectable oncology portfolio of over 20 drugs acquired from Mayne Pharma.  Since the portfolio of injectable oncology products were valuable additions based on your press release in your Form 8-K report dated February 1, 2007 where you stated that you acquired strong relationships with generic oncology customers in the United Kingdom, Australia, Italy, Nordic, Canada and established relationships in many major global markets, and since products generally have value only if there is a significant customer base for the products it is not clear how established customer contacts or contracts with injectable oncology customers did not have significant value.  Please tell us why you do not believe that the customer and business relationships acquired in various major global markets for over 20 injectable oncology drugs did not meet the definition of a customer relationship as defined in the glossary of Appendix F of SFAS 141.  Please also tell us the value assigned to the customer lists for these injectable oncology drugs by major market or tell us why no value was assigned.

Company Response:

In our initial response dated June 4, 2008, it was not our intent to convey that customer relationships and customer lists did not exist for the generic specialty injectable business acquired in the Mayne Pharma transaction.  We acknowledge that these customer relationships, including the customer relationships for Mayne’s oncology drugs, represent customer relationships, as defined in the glossary to Appendix F of SFAS 141.

For all of the reasons expressed below, we concluded that we should assign no value to the customer relationships and customer lists within Mayne Pharma’s generic specialty injectables business.  We believe this is consistent with our public statements made at the time of the acquisition, although we note that the valuation was concluded some time later when we were

Mr. James B. Rosenberg

August 27, 2008

in a better position to assess all of the facts related to the identification and valuation of the intangible assets in the acquisition.  We assigned $571.4 million of the intangible asset value to developed product rights and acquired in-process research and development.  We assigned $31.6 million to customer relationships in the contract manufacturing and compounding businesses.  The intangible assets were valued using the “excess earnings” approach.  We are confident that the process used to identify the key value drivers and the valuation method that we utilized captured all the value of the intangible assets that were required to be recognized separate from goodwill under SFAS 141 and EITF 02-17.

In reaching our conclusions, we relied on the guidance set forth in Emerging Issues Task Force No. 02-17, “Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination”, and Statement of Financial Accounting Standards No. 141 “Business Combinations.”  In addition, we believe our conclusions are consistent with the December 11, 2006 speech by SEC Staff member Mr. Joseph Ucuzoglu before the 2006 AICPA National Conference on Current SEC and PCAOB Developments, where Mr. Ucuzoglu indicated that after obtaining a “... thorough understanding of the value drivers in the acquired entity”, it may be determined that relationships are “...a less significant value driver in an environment where customers frequently reassess their purchasing decisions and can easily switch to another vendor with a lower price or a superior product.”

We believe that the statements made at the time of the acquisition firmly support the Company’s decision not to identify a separate intangible asset for the customer relationships in the generic specialty injectable business, including the oncology business.  Hospira announced its agreement to acquire Mayne Pharma on September 20, 2006.  In that press release, Hospira described five key expectations for the acquisition, which focused on the enhanced global presence available to Hospira and the strength of Mayne’s product portfolio and pipeline, particularly in the oncolytics therapeutic category.  In a conference call on September 21, 2006, that was previously announced on September 20 and webcast to the public, Hospira management emphasized Mayne Pharma’s enhanced global presence available through its product offerings and product technologies.  The breadth of Mayne Pharma’s oncology offerings was particularly attractive to Hospira.  As stated in the conference call, “...with Mayne’s comprehensive portfolio of generic oncolytic compounds, the transaction considerably augments our product offerings.  Oncology is an area of key importance and growth in today’s generic injectable market.”   We would be pleased to make a copy of the September 21 transcript available to you upon your request.

On February 1, 2007, Hospira announced the completion of the acquisition in a press release, which was attached to a Form 8-K filed the same day.  In the press release, Hospira listed

Mr. James B. Rosenberg

August 27, 2008

the key expectations for the acquisition, which were again directly associated with the products and product technologies and the geographic regions in which the products were approved to be sold.  More specifically, the key expectations listed in the press release focused on Mayne Pharma’s oncology portfolio, which Hospira believed had significant value.  As stated in the release, “...the oncology market is expected to grow faster than the aggregate generic injectables segment” fueled by the “...significant stream of patent expirations over the next several years”.  To enable Hospira management to further discuss the acquisition in a manner that would not violate Regulation FD, in the Form 8-K, Hospira attached a slide presentation describing the acquisition in more detail.  The first nine pages of the presentation were prepared by Hospira and detailed the specifics of the transaction, including on page 4, the key benefits of the acquisition.  Again, the key benefits primarily related to the products and product technologies, in particular, the oncology products.

The last seventeen pages of the slide presentation were prepared by Mayne Pharma to describe its business, and as stated on page 10 of the presentation, had not been independently verified by Hospira.  The statement on page 13 relating to “strong relationships with generic oncology customers...and established relationships in many other major global markets” constituted Mayne Pharma’s view of its own business and was made prior to the time Hospira completed its valuation work.  Those statements were not intended to reflect Hospira’s view on the value drivers for the acquisition.  Hospira’s interpretation of Mayne Pharma’s comments was threefold.  First, Hospira believed that it was acquiring a strong portfolio of oncology products and product rights, an area that was not generally included in Hospira’s portfolio prior to that time.  Second, Hospira believed that Mayne Pharma had leading market share in many of its locations based on product availability, and the quality and attractive selling price of the underlying products.  Third, prior to the acquisition, the bulk of Hospira’s generic specialty injectable business was located in the United States.  Conversely, the bulk of Mayne Pharma’s specialty injectable business was located outside of the United States.  The expansion of product sales in additional geographic areas was very important and attractive to Hospira.

Also at this time, we engaged a leading national valuation firm to assist us in identifying and assigning an appropriate value to the intangible assets acquired in the transaction.  With the assistance of the valuation firm, we considered the underlying nature of Mayne Pharma’s business and the significant value drivers of the acquisition.  Based on the market characteristics for generic specialty injectable pharmaceuticals, we determined that the significant value drivers for the Mayne Pharma business were the products and the associated product rights. As a result, we determined that a portion of the purchase price should be allocated to intangible assets consisting of developed product rights and acquired in-process research and development, as defined in paragraph 39 and Appendix A and F of SFAS 141.

Mr. James B. Rosenberg

August 27, 2008

Conversely, we determined that Mayne Pharma’s customer relationships in its generic specialty injectable business were not a significant value driver for the acquisition.  Thus, we ascribed no value to the customer relationships for this segment of the business.  In the generic specialty injectable business, the customers are not exclusive to Hospira, and in many instances, maintain multiple sources for a particular product.  The customers make purchasing decisions based on cost and which supplier has a quality product on the market at the right time.  Customers can and do routinely and easily switch to another vendor with a lower price or superior product.  In fact, Hospira has encountered many instances where it both lost and gained customer sales due to its inability or ability to offer superior products at the right price or time.

While we concluded that no separate customer relationship asset should be recognized for Mayne Pharma’s generic specialty injectable business, by utilizing the “excess earnings” approach to value the products, we are convinced that we have captured all of the value of the intangible assets that were required to be separable from goodwill under SFAS 141 and EITF 02-17.  Under the excess earnings methodology, value is determined by calculating the net present value of expected future after-tax earnings, after charges for required contributory assets, such as working capital, fixed assets and certain intangible assets.

Moreover, we believe the conclusion that customer relationships do not have meaningful value is typical for the generic pharmaceutical industry and is further supported by the purchase accounting for other generic company acquisitions.  At the time of the Mayne Pharma transaction, we reviewed the public filings made after major acquisitions in the generic pharmaceutical industry.  Based on a review of the public companies’ disclosures, we found that companies assign the majority of intangible asset value in a generic company acquisition to existing products, product rights and acquired in-process research and development, and either no or minimal value to customer relationships.  Upon your request, we will provide you with a list of acquisitions that were identified.  Nevertheless, through its valuation analysis, Hospira did identify two areas of Mayne Pharma’s business in which customer relationships were meaningful value drivers, and assigned $31.6 million to a customer relationship asset for those businesses (contract manufacturing and compounding).  The market characteristics for those businesses are different than the generic specialty injectables business and support assigning a value to customer relationships.  Those characteristics are described in greater detail in our initial response to the Staff dated June 4, 2008.

We believe the authoritative literature, practice in the industry, and the underlying business facts support assigning no value to the customer relationships and customer lists for the generic specialty injectable pharmaceuticals business, including the oncology business.

Mr. James B. Rosenberg

August 27, 2008

2.                                      In your response to comment 1 you stated that you did not recognize customer or distributor relationships for the 45 distributors that you acquired since they had  short term contracts that did not contain minimum purchase requirements.  A customer relationship would arise from contractual rights if an entity has a practice of establishing contracts with its customers, regardless of whether a contract is in existence at the date of acquisition based on the guidance of paragraph 8 of EITF 02-17.  Please tell us the factors considered in concluding that your 45 distributors do not have established relationships based on contractual rights in accordance with EITF 02-17.  Please also tell us why you do not believe that the business relationships with your distributors meet the customer relationship definition in the glossary of Appendix F of SFAS 141.  Please also tell us the value assigned to the customer lists of these 45 distributors or tell us why no value was assigned.

Company Response:

In our initial response, it was not our intent to convey that customer relationships and customer lists did not exist for the 45 distributor relationships acquired in connection with the Mayne Pharma transaction.  We acknowledge that Mayne Pharma had customer relationships with those distributors, which arose from contractual rights, regardless of whether a contract was in existence at the date of acquisition, consistent with the guidance of paragraph 8 of EITF 02-17.  We also acknowledge that the business relationships with the Mayne Pharma distributors represent customer relationships, as defined in the glossary of Appendix F of SFAS 141.

At the time of the acquisition, Mayne Pharma had a commercial infrastructure in many countries that sold and shipped product directly to end use customers.  In other countries, Mayne Pharma operated through independent local distributors who distributed and sold product to end use customers.  In each of the countries in which Mayne Pharma used independent distributors, it had available other options, channels or distributors to ship products to end users. In addition, Hospira believed, and still believes, that sales through one distributor could be replaced by using an alternate distributor or channel.  We believe these distributors purchased products from Mayne Pharma because of the strength and breadth of Mayne Pharma’s product portfolio and attractive selling price.  Thus, we concluded that the significant value drivers for the Mayne Pharma business were the products and the associated product rights. We determined that Mayne Pharma’s distributors were not a significant value driver for the acquisition, and therefore, we ascribed no value to these relationships, and related customer lists.  We valued the products and associated product rights using the excess earnings methodology, under which value is determined by calculating the net present value of expected future after-tax earnings, after charges for required contributory assets, such as working capital, fixed assets, and certain intangible assets.

Mr. James B. Rosenberg

August 27, 2008

Finally, the statements made in the slide presentation attached to the Form 8-K related to the acquired distributors were intended to convey Hospira’s belief that it would have an enhanced product portfolio with a greater global footprint after the acquisition.  The statements were not intended to reflect Hospira’s views on the significant value drivers for the acquisition.

If you should have any questions or require any further information regarding this matter, please contact me at 224-212-2941.

Very truly yours,

/s/ Thomas E. Werner
Thomas E. Werner
Senior Vice President, Finance
and Chief Financial Officer

cc:	Gus Rodriguez, Staff Accountant, Division of Corporation Finance
Mary Mast, Staff Accountant, Division of Corporation Finance